UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 14, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the quarter ended June 30, 2007.

        Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s condensed interim consolidated financial statements as of June 30, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: August 15, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated August 14, 2007
2.	Management's Report
3.	Financial Statements

Exhibit 1

ELBIT SYSTEMS REPORTS
SECOND QUARTER 2007 RESULTS

Backlog of orders at record $4.2bn;
Revenues reached record $468m, up 36% year-over-year;
Cash flow of $130 million for first six months, up 24% year-over-year

Haifa, Israel, August 14, 2007 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT), the international defense company, today reported its consolidated results for the second quarter ended June 30, 2007.

Completion of Acquisition of Tadiran Communications. On April 26, 2007, the Company completed the acquisition of the outstanding shares of Tadiran Communications Ltd. (“Tadiran”). Following the acquisition, the Company fully consolidated the results of Tadiran. On July 12, 2007, the Company reported that it anticipated the acquisition related expenses in the second quarter to be within a range of $25 — 30 million. The Company recorded $27.1 million in expenses in relation to the acquisition as follows: In-Process Research & Development (“IPR&D”) write-off of $16.6 million recorded under operating expenses, and restructuring expenses of $10.5 million recorded under cost of good sold.

Backlog of orders as of June 30, 2007 reached a record $4,196 million, compared with $3,786 million as of December 31, 2006. 73% of the backlog is for sales outside Israel, and approximately 61% of the backlog is scheduled to be performed by the end of 2008. The majority of the balance is scheduled to be performed in 2009 and 2010.

Consolidated revenues for the second quarter of 2007 increased by 36% to $468.2 million, from $344.8 million in the second quarter of 2006.

Reported gross profit for the second quarter of 2007 increased by 30% to $116.5 million (24.9% of revenues), as compared with gross profit of $89.6 million (26.0% of revenues) in the second quarter of 2006. Gross profit for the quarter included the $10.5 million restructuring charge relating to the completed acquisition of Tadiran. Excluding this charge, gross profit in the second quarter of 2007 increased by 42% to $127.0 million (27.1% of revenues).

Reported consolidated net loss for the second quarter of 2007, including the $27.1 million ($24.4 million net) in expenses recorded in relation with the completed acquisition of Tadiran, was $0.7 million, compared with a net income of $15.1 million (4.4% of revenues) in the second quarter of 2006. Loss per diluted share for the second quarter of 2007 was $0.02, as compared with earnings per diluted share of $0.36 for the second quarter of 2006. Consolidated net income for the second quarter of 2007, excluding the IPR&D write-off and restructuring expenses was $23.7 million, or $0.56 per diluted share.

Operating Cash flow generated during the first six months of the year reached a record $129.7 million.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “We are pleased to report another quarter of growth that is highlighted by record backlog and cash flow. I would like to underline our organic growth that amounted to more than 20% and made a substantial contribution to our overall growth of 36% following the acquisition of Tadiran. We have found that Tadiran has highly professional and talented employees, advanced technologies and a strong presence in the worldwide market. We believe the combined company will quickly evolve into a world leader in the areas of ground systems, communications and C4I. Together with our integration of Tadiran, and based upon the Group’s highly qualified and dedicated personnel, strong global presence, growing backlog, continued investment in R&D and solid cash flow, we are confident of our continued success for the future”.

The Board of Directors declared a dividend of $0.16 per share for the second quarter of 2007. The dividend’s record date is August 28, 2007, and the dividend will be paid on September 10, 2007, net of taxes and levies, at the rate of 16.6%.

Conference Call

The Company will also be hosting a conference call today, August 14, 2007 at 8:30 am EDT. On the call, management will review and discuss its second quarter 2007 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 800 994 4498
UK Dial-in Number: 0 800 032 3367
ISRAEL Dial-in Number: 03 918 0685
INTERNATIONAL Dial-in Number: +972 3 918 0685
at:
8:30 am Eastern Time, 5:30 am Pacific Time, 1:30 pm UK Time, 3:30 pm Israel Time

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.
Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are either:
1 888 254 7270 (US) ; 0 800 028 6837 (UK); or +972 3 925 5921 (International).

About Elbit Systems Ltd.:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:
Joseph Gaspar, Corporate VP & CFO
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd.
Tel: +972-4-8316663
Fax: +972-4-8316944
E-mail: gspr@elbit.co.il
            daliarosen@elbit.co.il
IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-0246 Fax: + 972-3-6074711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWNAND
UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUALRESULTS,
PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OROTHER
EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO,THOSE
DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

(FINANCIAL TABLES TO FOLLOW)

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousand of US Dollars)

	June 30 2007	December 31 2006
	Unaudited	Audited
Assets
Current Assets:
Cash and short term deposits	133,007	85,400
Available for sale marketable securities	210,259	2,106
Trade receivable and others	486,439	463,323
Inventories, net of advances	428,644	371,962

Total current assets	1,258,349	922,791
Affiliated Companies & other Investments	60,397	235,723
Long-term receivables & others	262,523	190,963
Fixed Assets, net	326,483	294,628
Other assets, net	627,104	128,995

	2,534,856	1,773,100

Liabilities and Shareholder's Equity
Current liabilities	1,092,151	810,885
Long-term liabilities	936,929	461,760
Minority Interest	8,586	6,871
Shareholder's equity	497,190	493,584

	2,534,856	1,773,100

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousand of US Dollars, except for per share amounts)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2007	2006	2007	2006	2006
	Unaudited		Unaudited		(Audited)
Revenues	871,758	679,185	468,158	344,815	1,523,243
Cost of revenues	641,266	502,067	341,204	255,237	1,149,768
Restructurirng expenses	10,482	—	10,482	—	—

Gross Profit	220,010	177,118	116,472	89,578	373,475

Research and development, net	53,074	39,789	28,981	18,351	92,232
Marketing and selling	71,577	53,630	39,206	27,382	111,880
General and administrative	44,418	37,727	24,100	18,720	77,505
IPR&D write-off	16,560	—	16,560	—	—

Total operating expenses	185,629	131,146	108,847	64,453	281,617

Operating income	34,381	45,972	7,625	25,125	91,858
Financial expenses, net	(7,962)	(10,918)	(5,034)	(6,677)	(21,456)
Other income (expenses), net	95	160	(18)	(748)	1,814

Income before income taxes	26,514	35,214	2,573	17,700	72,216
Taxes on income	12,122	9,366	5,389	4,762	20,694

	14,392	25,848	(2,816)	12,938	51,522
Equity in net earnings of affiliated companies and partnership	5,773	3,614	2,373	1,347	14,743
Minority rights	(1,757)	77	(248)	786	5,977

Net income (loss)	18,408	29,539	(691)	15,071	72,242

Earnings per share
Basic net earnings (loss) per share	$0.44	$0.72	$(0.02)	$0.37	$1.75

Diluted net earnings (loss) per share	$0.43	$0.71	$(0.02)	$0.36	$1.72

Exhibit 2

Elbit Systems Ltd.
Management’s Report
For The Quarter Ended June 30, 2007

This report should be read together with the unaudited financial statements for the quarter ended June 30, 2007 of Elbit Systems Ltd. (“Elbit Systems” and together with its subsidiaries, the “Company” or the “Group”), the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2006, the Company’s management report for the year ended December 31, 2006 and the Company’s Form 20-F for the year ended December 31, 2006, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

The Group operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C(4)ISR”), unmanned air vehicles, advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links, military communications systems and equipment and radios. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

The Group provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Group provides a wide range of logistic support services. Several of the Group’s companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

The Group tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

Financial Highlights

On April 26, 2007, the Company completed the acquisition of 100% of the shares of Tadiran Communications Ltd. (“Tadiran”). The financial statements include the consolidation of Tadiran at the beginning of the month following the date of the acquisition. The Company’s financial statements include an In-Process Research and Development (“IPR&D”) write-off and restructuring costs in the second quarter, due to the acquisition in the amount (net) of $24.4 million, which amounts to $0.57 per share of the Company.

Net loss in the second quarter of 2007 (including the $24.4 million in IPR&D write-off and restructuring costs, net, amounting to $0.57 per share, mentioned above) was $0.7 million and a loss of $0.02 per share, as compared to net earnings $15.1 million (4.4% of revenues) and $0.36 per share in the second quarter of 2006.

The Company’s revenues increased by 36% and reached $468.2 million in the second quarter of 2007, as compared to $344.8 million in the second quarter of 2006.

The Company’s backlog increased by 10.8% and reached $4.2 billion as of June 30, 2007, as compared to $3.8 billion as of December 31, 2006.

The Company’s cash flow generated from operations in the six months ended June 30, 2007 was $129.7 million, as compared to $104.2 million in the six months ended June 30, 2006.

The Board of Directors declared a dividend of $0.16 per share for the second quarter of 2007.

B.	Recent Events

•	On May 29, 2007, the Company announced that its wholly-owned subsidiary Elbit Systems Electro-Optics Elop Ltd. (“Elop”) was awarded several contracts valued at a total of approximately $50 million to supply hand-held thermal imaging systems to the Canadian and Israeli armed forces as well as for additional customers worldwide.

•	On June 5, 2007, the Company announced that Tallahassee Technologies Inc. (“Talla-Tech”), an indirect wholly-owned U.S. subsidiary of Tadiran, received purchase orders from the United States Marine Corps for rugged computers valued at approximately $18.5 million.

•	On June 7, 2007, the Company announced that its UK company with Thales UK – UAV Tactical Systems Ltd. was awarded a contract in the amount of approximately $110 million by Thales UK to provide an urgent Intelligence, Surveillance, Target Acquisition and Reconnaissance support capability for the UK Armed Forces. The program will take place over the next five years.

•	On June 18, 2007, the Company announced that it was awarded two contracts, in a total amount of approximately $14 million to supply Aviator’s Night Vision Imaging Systems/Head-Up Displays for helicopters of two NATO members’ countries.

•	On June 27, 2007, the Company reported that Kollsman, Inc., an Elbit Systems of American company, announced receipt of an Indefinite Delivery/Indefinite Quantity (“ID/IQ”) contract from the Naval Inventory Control Point-Philadelphia/Naval Supply Systems Command for test, teardown, analysis and repair/modification of various Night Targeting Systems Weapon Repairable Assemblies and Systems Repairable Assemblies in support of the AH-1 W Marine Corps Helicopter. The total ID/IQ contract value may run as high as $97 million over a five-year period.

•	On July 3, 2007, the Company announced that it was awarded a contract valued at approximately $80 million to supply tactical computers and other command & control systems to an Asian country. The contract will be performed over the next four years and will include the supply of Enhanced Tactical Computers, advanced communication controllers and additional command & control packages.

•	On July 4, 2007, the Company announced it was advised that a claim was filed by certain minority shareholders of ImageSat International N.V. (“ImageSat”). The claim was filled in the United States District Court for the Southern District of New York against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), the Company and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board.ImageSat is engaged in the operation of satellites and in providing satellite imagery. IAI has manufactured and supplied ImageSat two satellites. Elop has manufactured the cameras for those satellites, as IAI’s sub-contractor. The claim contains various allegations that the defendants allegedly breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs, who are certain of ImageSat’s minority shareholders. The claim alleges various causes of action and damages aggregating hundreds of millions of dollars, not all of which are alleged against Elbit Systems and/or each of the former or current ImageSat directors. Based on a preliminary analysis, the Company believes it has good defenses to the claim.

•	On July 5, 2007, the Company announced that a wholly-owned subsidiary of Tadiran was awarded a contract for the supply of Tadiran new generation, advanced, tactical communications equipment and related services to a European customer. The contract, valued at $85 million, will be performed over the next five years.

•	On July 18, 2007, the Company announced that Elop was awarded a $37 million contract by a foreign customer to supply electro-optical payloads for attack and utility helicopters. The multi-year project also includes logistics support. The overall project has future potential value estimated at more than $100 million.

•	On July 25, 2007, the Company announced that it was awarded contracts totaling $55 million in Europe. In Slovenia, it signed a contract to supply overhead remote controlled weapon stations and unmanned turrets as well as other electronic and electro-optical systems and components for the Slovenian Armored Vehicle Program. The Company’s portion of the Program is valued at approximately $40 million, with deliveries scheduled to take place through 2011. In Romania, the Company was awarded a contract to supply unmanned turrets and electro-optic systems valued at approximately $15 million, with deliveries scheduled to be performed over the next three years.

•	On August 7, 2007, the Company announced that it was awarded three contracts valued in a total amount of $163 million for the supply of tank and artillery systems upgrades for customers in three Asian countries. The projects include upgrading of fire control and command & control systems for tanks and artillery systems. The various programs covered by the contracts are scheduled to be performed through 2009.

C.	Backlog of Orders

The Company’s backlog of orders as of June 30, 2007 reached $4,196 million, of which 73% were for orders outside of Israel. The Company’s backlog as of December 31, 2006 was $3,786 million, of which 68% were for orders outside of Israel. The increase in the backlog was driven by organic growth and the consolidation of Tadiran’s backlog.

Approximately 61% of the Company’s backlog as of June 30, 2007 is scheduled to be performed in the following two quarters of 2007 and during 2008. The majority of the 39% balance is scheduled to be performed in 2009 and 2010.

D.	Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006. See also the Company’s management report for the year ended December 31, 2006.

The Company and its subsidiaries are subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe. With respect to the Company and its major subsidiaries, we have completed the examinations by the tax authorities for tax years through 2000. Certain subsidiaries are under examination of the tax authorities for the years 2001-2005. The Company does not expect any adverse affect will result from their examination.

E.	Elisra Electronic Systems Ltd. (“Elisra”)

Further to previous reports regarding adoption of an efficiency plan at Elisra, negotiations on implementation of the plan with Elisra’s employees began during the second quarter of 2007. The Company concluded that no event occurred in the second quarter of 2007 that would require the Company to reflect impairment in connection with its recorded assets related to Elisra. The Company will continue to monitor this matter.

F.	Recent Acquisitions

•	Tadiran —On April 26, 2007, the Company completed its Cash Tender Offer (“the Offer”) for the balance of the ordinary shares of Tadiran, which prior to the completion of the Offer was a publicly traded company in Israel, held 42% by the Company. As a result, Tadiran became a private, wholly-owned subsidiary of the Company. The total amount paid by the Company for Tadiran’s shares relating to the Offer was approximately $383 million. The results of Tadiran are consolidated in the Company’s financial statements commencing the beginning of the month after the date of acquisition.

The table below summarizes the preliminary Purchase Price Allocation (“PPA”), for the aggregate assets acquired, and liabilities assumed, in connection with the acquisition of Tadiran’s shares as follows:

	Acquired share of book value in Tadiran	Excess cost	Total	Expected useful lives of excess cost
	(in thousands of U.S. dollars)
Working capital	$67,600	(17,400)	$50,200	Up to a quarter
Long-term assets and investments	44,100	1,100	45,200	20 years
Long-term liabilities	(53,000)	800	(52,200)	3 years
Brand name	5,700	18,200	23,900	15 years
Customer relationships and backlog	-	96,800	96,800	2-10 years
Technology	2,700	40,800	43,500	10 years
IPR&D	-	16,600	16,600	Immediate write-off
Deferred taxes	-	(35,100)	(35,100)
Goodwill	32,800	161,300	194,100	Indefinite - subject to annual impairment test

	$99,900	$283,100	$383,000

The assets and liabilities recorded in connection with the PPA for the Tadiran acquisition are based upon preliminary estimates of fair values for contracts in process, inventories, estimated costs in excess of estimated contract value to complete contracts in process in a loss position, contingent assets and liabilities, identifiable intangibles, goodwill, property, plant and equipment and deferred income taxes. Actual adjustment will be based on the final appraisals and other analysis of fair values, which are in process. The Company expects to complete the PPA during 2007. The Company does not expect the difference between the preliminary and final PPA for this business acquisition to have a material impact on its results of operations or financial position.

•	Ferranti Technologies (Group) Limited (“FTL”) — On July 27, 2007, the Company reported that it acquired the entire share capital of the UK company FTL for £15 million (approximately $31 million). FTL is an established supplier of engineering, manufacturing and product support solutions to the Aerospace and Defence markets. FTL designs and manufactures electronic, power and control solutions with emphasis on reliable operation in harsh climatic and electromagnetic environments. FTL’s comprehensive customer logistic support services cover: repair, overhaul, modification, integrated logistic support and post design services. FTL was sold by The Fifth Causeway Development Fund (advised by ABN AMRO Capital Ltd.) and by FTL’s management. The results of FTL will be consolidated in the Company’s financial statement commencing the date of acquisition. The Company is in the process of preparing a PPA related to the acquisition.

G.	Summary of Financial Results

The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three and six-month periods ended June 30, 2007 and June 30, 2006. The financial statements of the Company include consolidation of Tadiran’s financial results, commencing the beginning of the month after the date of acquisition, therefore Tadiran’s results are included in 2007 results and are not included in the 2006 results, which were prior to the date of the acquisition.

	For the six months ended June 30				For the three months ended June 30
	2007		2006		2007		2006
	$	%	$	%	$	%	$	%
	(In thousands of U.S. dollars except per share data)
Total revenues	871,758	100.0	679,185	100.0	468,158	100.0	344,815	100.0
Cost of revenues	641,266	73.6	502,067	73.9	341,204	72.9	255,237	74.0
Restructuring expenses	10,482	1.2	-	-	10,482	2.2	-	-

Gross profit	220,010	25.2	177,118	26.1	116,472	24.9	89,578	26.0

Research and development
(R&D) expenses	66,207	7.6	52,747	7.8	36,508	7.8	24,169	7.0
Less - participation	(13,133)	(1.5)	(12,958)	(1.9)	(7,527)	(1.6)	(5,818)	(1.7)

R&D expenses, net	53,074	6.1	39,789	5.9	28,981	6.2	18,351	5.3
Marketing and selling expenses	71,577	8.2	53,630	7.9	39,206	8.4	27,382	7.9
General and administrative expenses	44,418	5.1	37,727	5.5	24,100	5.1	18,720	5.5
In-process R&D write-off	16,560	1.9	-	-	16,560	3.5	-	-

	185,629	21.3	131,146	19.3	108,847	23.2	64,453	18.7

Operating income	34,381	3.9	45,972	6.8	7,625	1.6	25,125	7.3
Finance expenses, net	(7,962)	(0.9)	(10,918)	(1.6)	(5,034)	(1.1)	(6,677)	(1.9)
Other income (expenses), net	95	0.0	160	-	(18)	0.0	(748)	(0.2)

Income before taxes on income	26,514	3.0	35,214	5.2	2,573	0.5	17,700	5.2
Taxes on income	12,122	1.4	9,366	1.4	5,389	1.2	4,762	1.4

	14,392	1.6	25,848	3.8	(2,816)	(0.6)	12,938	3.8
Minority interest in losses of subsidiaries	(1,757)	(0.2)	77	-	(248)	(0.1)	786	0.2
Equity in net earnings of affiliated companies and partnership	5,773	0.7	3,614	0.5	2,373	0.5	1,347	0.4

Net earnings (loss)	18,408	2.1	29,539	4.3	(691)	0.1	15,071	4.4

Diluted earnings (loss) per share	0.43		0.71		(0.02)		0.36

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

The consolidated revenues increased by 35.8% from $344.8 million in the second quarter of 2006 to $468.2 million in the second quarter of 2007.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Three-Month Period ended
	June 30, 2007		June 30, 2006
	$ millions	%	$ millions	%
Airborne systems	161.1	34.4	140.4	40.7
Land systems	68.5	14.6	57.0	16.5
C4ISR systems	136.7	29.2	68.5	19.9
Electro-optics	65.2	13.9	45.7	13.3
Other (mainly non-defense engineering and production services)	36.7	7.9	33.2	9.6

Total	468.2	100.0	344.8	100.0

The changes in revenue distribution by areas of operation include the results of Tadiran in the C4ISR category and additionally were the result of ordinary quarterly fluctuations.

The following table sets forth the Company’s distribution of revenues by geographical regions:

	Three-Month Period ended
	June 30, 2007		June 30, 2006
	$ millions	%	$ millions	%
Israel	77.0	16.5	119.3	34.6
United States	174.4	37.2	119.0	34.5
Europe	121.8	26.0	53.8	15.6
Other countries	95.0	20.3	52.7	15.3

Total	468.2	100.0	344.8	100.0

The changes in revenues by geographic distribution were the result of standard quarterly fluctuations and were influenced by the consolidation of Tadiran’s results.

The temporary reduction in revenues to Israeli customers was caused by a mix of various programs, which were performed according to the contractual commitments, including the programs of Tadiran. This reduction was compensated by increased revenues in Europe, mainly by the Watchkeeper program in the United Kingdom.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

The Company’s consolidated revenues increased by 28.4%, from $679.2 million in the first six months of 2006 to $871.8 million in the first six months of 2007.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Six-Month Period ended
	June 30, 2007		June 30, 2006
	$ millions	%	$ millions	%
Airborne systems	312.8	35.9	279.1	41.1
Land systems	150.0	17.2	98.8	14.6
C4ISR systems	223.6	25.7	151.5	22.3
Electro-optics	117.6	13.5	89.8	13.2
Other (mainly non-defense engineering and production services)	67.8	7.7	60.0	8.8

Total	871.8	100.0	679.2	100.0

The changes in revenues distribution by areas of operation include the results of Tadiran in the C4ISR category.

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Six-Month Period ended
	June 30, 2007		June 30, 2006
	$ millions	%	$ millions	%
Israel	176.9	20.3	213.5	31.4
United States	320.2	36.7	230.0	33.9
Europe	205.5	23.6	108.5	16.0
Other countries	169.2	19.4	127.2	18.7

Total	871.8	100.0	679.2	100.0

The changes in revenues by geographic distribution were influenced by the consolidation of Tadiran’s results and by the second quarter revenue distribution as described above.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects and is based on the mix of programs in which the Company is engaged during the reported period.

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

The Company’s gross profit in the quarter ended June 30, 2007 was $116.5 million as compared to $89.6 million in the quarter ended June 30, 2006. The gross profit includes restructuring expenses of $10.5 million (which constitute 2.2% of revenues). As a result of these expenses, the gross profit margin in the second quarter of 2007 decreased to 24.9% as compared to 26% in the same period last year.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

The Company’s gross profit in the six months ended June 30, 2007 was $220.0 million as compared to $177.1 million in the six months ended June 30, 2006. As a result of the expenses mentioned above (which constitute 1.2% of revenues) , the gross profit margin in the six months ended June 30, 2007 decreased to 25.2%, as compared to 26.1% in the corresponding period of the previous year.

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs. The Company’s R&D included programs which are partially funded by third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors, radio communication equipment and homeland security technologies and products.

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

Gross R&D expenses in the quarter ended June 30, 2007 totaled $36.5 million (7.8% of revenues), as compared to $24.2 million (7.0% of revenues) in the quarter ended June 30, 2006.

Net R&D expenses (after deduction of third party participation) in the quarter ended June 30, 2007 totaled $29 million (6.2% of revenues), as compared to $18.4 million (5.3% of revenues) in the quarter ended June 30, 2006.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

Gross R&D expenses in the six months ended June 30, 2007 totaled $66.2 million (7.6% of revenues), as compared to $52.7 million (7.8% of revenues) in the six months ended June 30, 2006.

Net R&D expenses (after deduction of third party participation) in the six-month period ended June 30, 2007 totaled $53.1 million (6.1% of revenues), as compared to $39.8 million (5.9% of revenues) in the six-month period ended June 30, 2006.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

Marketing and selling expenses in the quarter ended June 30, 2007 were $39.2 million (8.4% of revenues), as compared to $27.4 million (7.9% of revenues) in the quarter ended June 30, 2006.

The increase in the marketing and selling expenses was caused by the consolidation of Tadiran’s expenses and increased marketing efforts in the quarter in various international markets. These activities included extensive equipment demonstrations.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

Marketing and selling expenses in the six months ended June 30, 2007 were $71.6 million (8.2% of revenues), as compared to $53.6 million (7.9% of revenues) in the six months ended June 30, 2006.

General and Administrative (“G&A”) Expenses

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

G&A expenses were $24.1 million (5.1% of revenues) in the quarter ended June 30, 2007, as compared to $18.7 million (5.5% of revenues) in the quarter ended June 30, 2006.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

G&A expenses were $44.4 million (5.1% of revenues) in the six months ended June 30, 2007, as compared to $37.7 million (5.5% of revenues) in the six months ended June 30, 2006.

Operating Income

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

The Company’s operating income in the quarter ended June 30, 2007 was $7.6 million, as compared to $25.1 million in the quarter ended June 30, 2006. The operating income was affected by restructuring expenses and an IPR&D write-off of $27 million (which constitute 5.8% of revenues). As a result, the operating income margin in the second quarter of 2007 decreased to 1.6%, as compared to 7.3% in the second quarter of 2006.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

The Company’s operating income in the six months ended June 30, 2007 was $34.4 million, as compared to $46.0 million in the six months ended June 30, 2006. As a result of the expenses mentioned above (which constitute 3.1% of revenues), the operating income margin in the six months ended June 30, 2007 decreased to 3.9%, as compared to 6.8% in the six months ended June 30, 2006.

Finance Expense (Net)

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

Net finance expense in the quarter ended June 30, 2007 was $5.0 million, as compared to $6.7 million of finance expense in the quarter ended June 30, 2006.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

Net finance expense in the six months ended June 30, 2007 was $8 million, as compared to $10.9 million of finance expense in the six months ended June 30, 2006.

Taxes on Income

The Company’s tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group’s companies generating the taxable income operate. The increase in the weighted average tax rates in the second quarter of 2007 is mainly due to the IPR&D write-off related to the acquisition of the Tadiran shares not being deductible for tax purposes.

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

Provision for taxes in the quarter ended June 30, 2007 was $5.4 million, as compared to a provision for taxes of $4.8 million in the quarter ended June 30, 2006.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

Provision for taxes in the six months ended June 30, 2007 was $12.1 million, as compared to a provision for taxes of $9.4 million in the six months ended June 30, 2006.

Company’s Share in Earnings of Affiliated Entities

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics and airborne systems. The Company’s share in Tadiran’s earnings was included until the date of acquisition.

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

The Company’s share in earnings of affiliated entities and partnership in the second quarter of 2007 was $2.3 million, as compared to net expense of $1.3 million in the second quarter of 2006, which included $2.2 million of IPR&D write-off.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

In the six months ended June 30, 2007 the Company’s share in earnings of affiliated companies and partnership was $5.8 million, as compared to net expense of $3.6 million in the six months ended June 30, 2006, which included $2.2 million of IPR&D write-off.

Net Earnings and Diluted Earnings Per Share (“EPS”)

Three Months Ended June 30, 2007, Compared to Three Months Ended June 30, 2006

The 2007 second quarter results included $24.4 million of net IPR&D and restructuring expenses ($0.57 per share). As a result, the second quarter of 2007 showed a loss of $0.7 million and $0.02 per share, as compared to net earnings of $15.1 million (4.4% of revenues) and $0.36 per share in the second quarter of 2006, which included $2.2 million of IPR&D write-off ($0.05 per share).

The number of shares used for computation of diluted EPS in the quarter ended June 30, 2007 was 42,629 thousand shares, as compared to 41,808 thousand shares in the quarter ended June 30, 2006.

Six Months Ended June 30, 2007, Compared to Six Months Ended June 30, 2006

Net earnings in the six months ended June 30, 2007 (including the $24.4 million IPR&D write-off and restructuring expenses, net, representing $0.57 per share) were $18.4 million and $0.43 per share, as compared to $29.5 million ($0.71 per share) in the six months ended June 30, 2006, which included $2.2 million of IPR&D write-off ($0.05 per share)

The number of shares used for computation of diluted EPS in the six months ended June 30, 2007 was 42,402 thousand shares, as compared to 41,772 thousand shares in the six months ended June 30, 2006.

H.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in the quarter ended June 30, 2007 was $129.7 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in the quarter ended June 30, 2007 was $369 million, which was used mainly for the acquisition of the Tadiran shares.

Net cash flow from financing activities in the quarter ended June 30, 2007 was $266.9 million, resulting mainly from long-term loans received.

On June 30, 2007, the Company had total borrowings in the amount of $432.9 million, including $396.7 million in long-term loans, and $828.6 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On June 30, 2007, the Company had a cash balance amounting to $112.2 million. In addition, the Company’s balance of available for sale marketable securities as of June 30, 2007 was $210.3 million, mainly due to the consolidation of Tadiran.

As of June 30, 2007, the Company had working capital of $166.2 million, and its current ratio was 1.15.

I.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and NIS. The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On June 30, 2007, the Company’s liquid assets were comprised of bank deposits and short and long-term bonds. The Company’s deposits and loans are based on variable interest rates, and their value as of June 30, 2007 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On June 30, 2007, the Company had exposure due to liabilities denominated in NIS of $116 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time, and as indicated above, impacted the Company’s expenses for the second quarter of 2007.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of June 30, 2007 by forward contracts. On June 30, 2007, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $321.4 million ($144.3 million in Euro, $170.1 million in GBP and $7 million in other currencies). The financial derivative activities in the second quarter of 2007 resulted in an unrealized net loss of approximately $11.7 million, which was recorded as other comprehensive income.

On June 30, 2007, the Company had options for hedging future cash flow denominated in NIS in the amount of $260 million. The fair market value of the options as of June 30, 2007 was an unrealized loss of approximately $1.5 million.

On June 30, 2007, the Company also had forward contracts for hedging future cash flow denominated in NIS in the amount of $17 million. The fair market value of the contracts as of June 30, 2007 was an unrealized loss of approximately $1.0 million.

J.	Dividends

The Board of Directors declared on August 13, 2007 a dividend of $0.16 per share.

* * * * *

Exhibit 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2007
(Unaudited)
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2007
(Unaudited)
(In thousands of U.S. dollars)

C O N T E N T S

P a g e
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders' Equity	5 - 6

Consolidated Statements of Cash Flows	7 - 8

Notes to the Consolidated Financial Statements	9 - 13

# # # # #

1

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS U.S. dollars (in thousands)

	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$ 112,198	$ 84,564
Short-term bank deposits	20,809	836
Available for sale marketable securities	210,259	2,106
Trade receivables, (net of allowance for doubtful accounts in the amount of $4,118 and $3,390
as of June 30, 2007 and December 31, 2006, respectively)	379,771	384,487
Other receivables and prepaid expenses	106,668	78,836
Inventories, net of advances	428,644	371,962

Total current assets	1,258,349	922,791

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership	60,397	235,723
Compensation receivable in respect of fire damages, net	15,530	15,530
Long-term bank deposits and trade receivables	21,323	6,030
Deferred income taxes	17,205	8,783
Severance pay fund	208,465	160,620

	322,920	426,686

PROPERTY, PLANT AND EQUIPMENT, NET	326,483	294,628

INTANGIBLE ASSETS:
Goodwill	319,189	58,401
Other intangible assets, net	307,915	70,594

	627,104	128,995

	$2,534,856	$1,773,100

The accompanying notes are an integral part of the consolidated financial statements.

2

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS U.S. dollars (in thousands, except share data)

	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Short-term bank credit and loans	$ 19,131	$ 17,802
Current maturities of long-term loans	17,052	10,199
Trade payables	185,787	158,361
Other payables and accrued expenses	426,963	274,799
Customers advances and amounts in excess of
costs incurred on contracts in progress	443,218	349,724

Total current liabilities	1,092,151	810,885

LONG-TERM LIABILITIES:
Long-term loans	396,720	125,266
Advances from customers	178,662	126,769
Deferred income taxes and tax reserve	94,572	20,658
Accrued termination liability	266,975	189,067

	936,929	461,760

MINORITY INTERESTS	8,586	6,871

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
Authorized - 80,000,000 shares as of June 30, 2007
and December 31, 2006;
Issued - 42,451,010 and 42,425,595 shares as of June 30, 2007 and December 31, 2006, respectively;
Outstanding - 42,042,089 and 42,016,674 shares as of June 30, 2007 and December 31, 2006, respectively	11,882	11,876
Additional paid-in capital	291,532	289,026
Accumulated other comprehensive loss	(16,162)	(16,746)
Retained earnings	214,259	213,749
Treasury shares - 408,921 shares as of June 30, 2007 and
December 31, 2006	(4,321)	(4,321)

	497,190	493,584

	$ 2,534,856	$ 1,773,100

The accompanying notes are an integral part of the consolidated financial statements.

3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME U.S. dollars (in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
	(Unaudited)		(Unaudited)		(Audited)
Revenues	$ 871,758	$ 679,185	$ 468,158	$ 344,815	$ 1,523,243
Cost of revenues	641,266	502,067	341,204	255,237	1,149,768
Restructuring expenses	10,482	-	10,482	-	-

Gross profit	220,010	177,118	116,472	89,578	373,475

Research and development costs, net	53,074	39,789	28,981	18,351	92,232
Marketing and selling expenses	71,577	53,630	39,206	27,382	111,880
General and administrative expenses	44,418	37,727	24,100	18,720	77,505
In-process research and development write-off	16,560	-	16,560	-	-

	185,629	131,146	108,847	64,453	281,617

Operating income	34,381	45,972	7,625	25,125	91,858
Financial expenses, net	(7,962)	(10,918)	(5,034)	(6,677)	(21,456)
Other income (expenses), net	95	160	(18)	(748)	1,814

Income before taxes on income	26,514	35,214	2,573	17,700	72,216
Taxes on income	12,122	9,366	5,389	4,762	20,694

	14,392	25,848	(2,816)	12,938	51,522
Equity in net earnings of affiliated companies
and partnership	5,773	3,614	2,373	1,347	14,743
Minority interests in losses (earnings)
of subsidiaries	(1,757)	77	(248)	786	5,977

Net income	$ 18,408	$ 29,539	$ (691)	$ 15,071	$ 72,242

Earnings per share
Basic net earnings (loss) per share	$ 0.44	$ 0.72	$ (0.02)	$ 0.37	$ 1.75

Diluted net earnings (loss) per share	$ 0.43	$ 0.71	$ (0.02)	$ 0.36	$ 1.72

Number of shares used in computation of
basic net earnings per share	42,029	41,067	42,034	41,125	41,340

Number of shares used in computation of
diluted net earnings per share	42,402	41,772	42,629	41,808	41,880

The accompanying notes are an integral part of the consolidated financial statements.

4

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY U.S. dollars (in thousands, except share and share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2006	40,966,624	$11,636	$278,679	$(1,340)	$ 166,123	$(4,321)	$ 450,777
Exercise of options	1,050,050	240	8,008	-	-	-	8,248
Tax benefit in respect of options exercised	-	-	2,144	-	-	-	2,144
Stock based compensation	-	-	195	-	-	-	195
Dividends declared	-	-	-	-	(24,616)	-	(24,616)
Other comprehensive income (loss), net of tax:
Unrealized loss on derivative instruments	-	-	-	(15,642)	-	-	(15,642)	$(15,642)
Foreign currency translation differences	-	-	-	2,034	-	-	2,034	2,034
Increase in additional minimum pension liability
per FAS 87	-	-	-	2,603	-	-	2,603	2,603
Adjustment for adoption of FAS 158 for the pension
plans as of December 31, 2006	-	-	-	(4,341)	-	-	(4,341)	-
Adjustment for adoption of FAS 158 for the
post medical plan as of December 31, 2006	-	-	-	(252)	-	-	(252)	-
Unrealized gain on available for sale securities	-	-	-	192	-	-	192	192
Net income	-	-	-	-	72,242	-	72,242	72,242

Total comprehensive income								$ 61,429

Balance as of December 31, 2006	42,016,674	$11,876	$289,026	$(16,746)	$ 213,749	$(4,321)	$ 493,584
Exercise of options	25,415	6	281	-	-	-	287
Tax benefit in respect of options exercised	-	-	64	-	-	-	64
Stock based compensation	-	-	2,161	-	-	-	2,161
Dividends paid	-	-	-	-	(13,052)	-	(13,052)
Cumulative impact of change in accounting for
uncertainties in income taxes (FIN 48)	-	-	-	-	(4,846)	-	(4,846)
Other comprehensive income (loss), net of tax:
Unrealized losses on derivative instruments	-	-	-	(2,081)	-	-	(2,081)	(2,081)
Foreign currency translation differences	-	-	-	1,025	-	-	1,025	1,025
Adjustment for adoption of FAS 158 for the
post medical plan as of December 31, 2006	-	-	-	1,163	-	-	1,163	1,163
Unrealized gain on available for sale securities	-	-	-	477	-	-	477	477
Net income	-	-	-	-	18,408	-	18,408	18,408

Total comprehensive income								$ 18,992

Balance as of June 30, 2007 (Unaudited)	42,042,089	$11,882	$291,532	$(16,162)	$ 214,259	$(4,321)	$ 497,190

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY U.S. dollars (in thousands, except share and share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated Other Comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of April 1, 2006 (Unaudited)	41,042,692	$11,653	$279,039	$(3,081)	$ 174,773	$(4,321)	$ 458,063
Exercise of options	174,094	17	1,425	-	-	-	1,442
Tax benefit in respect of options exercised	-	-	218	-	-	-	218
Dividends paid	-	-	-	-	(5,983)	-	(5,983)
Other comprehensive income (loss):
Unrealized gains on derivative instruments	-	-	-	(5,840)	-	-	(5,840)	$(5,840)
Foreign currency translation differences	-	-	-	5	-	-	5	5
Net income	-	-	-	-	15,071	-	15,071	15,071

Total comprehensive income								$9,236

Balance as of June 30, 2006 (Unaudited)	41,216,786	$11,670	$280,682	$(8,916)	$ 183,861	$(4,321)	$ 462,976

Balance as of April 1, 2007 (Unaudited)	42,027,211	$11,878	$290,206	$(17,704)	$ 221,264	$(4,321)	$ 501,323
Exercise of options	14,878	4	121	-	-	-	125
Tax benefit in respect of options exercised	-	-	37	-	-	-	37
Stock based compensation, net of tax	-	-	1,168	-	-	-	1,168
Dividends paid	-	-	-	-	(6,314)	-	(6,314)
Other comprehensive income (loss), net of tax:
Unrealized loss on derivative instruments	-	-	-	$ (1,164)	-	-	(1,164)	$ (1,164)
Foreign currency translation differences	-	-	-	1,117	-	-	1,117	1,117
Adjustment for adoption of FAS 158 for the
post medical plan as of December 31, 2006	-	-	-	1,163	-	-	1,163	1,163
Unrealized gain on available for sale securities	-	-	-	426	-	-	426	426
Net loss	-	-	-	-	(691)	-	(691)	(691)

Total comprehensive income								$851

Balance as of June 30, 2007 (Unaudited)	42,042,089	$11,882	$291,532	$(16,162)	$ 214,259	$(4,321)	$ 497,190

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars (in thousands)

	Six months ended June 30,		Year ended December 31,
	2007	2006	2006
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 18,408	$ 29,539	$ 72,242
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	38,470	28,130	58,500
Purchased in- process R&D	16,560	-	-
Stock based compensation	2,161	-	195
Deferred income taxes	(24,075)	(3,515)	(4,659)
Accrued severance pay, net	(1,300)	(3,283)	(5,197)
Gain on sale of property and equipment	(499)	(1,160)	(2,351)
Minority interests in earnings (losses) of subsidiaries	1,757	(77)	(5,977)
Equity in net losses (earnings) of affiliated companies and partnership,
net of dividend received (*)	3,040	2,533	(1,696)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term receivables and
prepaid expenses	15,585	(14,819)	(58,793)
Increase in inventories	(46,368)	(45,706)	(69,974)
Increase in trade payables, other payables and accrued expenses	44,070	50,647	75,869
Increase in advances received from customers	61,868	61,948	142,844
Other adjustments	-	(16)	(35)

Net cash provided by operating activities	129,677	104,221	200,968

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(44,742)	(26,314)	(64,809)
Acquisition of a subsidiary (Schedule A)	(322,765)	-	-
Investments in affiliated companies	(293)	(30,950)	(31,930)
Proceeds from sale of property, plant and equipment	2,883	3,020	5,705
Proceeds from sale of investment	-	-	5,000
Investment in long-term bank deposits	(270)	(261)	(880)
Proceeds from sale of long-term bank deposits	1,983	168	780
Short-term bank deposits, net	(5,756)	(1,158)	(862)

Net cash used in investing activities	(368,960)	(55,495)	(86,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	287	1,897	8,248
Repayment of long-term bank loans	(118,183)	(101,962)	(188,723)
Receipt of long-term bank loans	403,778	102,853	85,053
Dividends paid	(13,052)	(11,801)	(24,322)
Tax benefit in respect of options exercised	64	140	2,144
Change in short-term bank credit and loans, net	(5,977)	(15,791)	(5,695)

Net cash provided by (used in) financing activities	266,917	(24,664)	(123,295)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,634	24,062	(9,323)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	84,564	93,887	93,887

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$ 112,198	$ 117,949	$ 84,564

* Dividend received	$ 8,556	$ 6,147	$ 13,047

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars (in thousands)

	Six months ended June 30,		Year ended December 31,
	2007	2006	2006
	(Unaudited)		(Audited)
SUPPLEMENTARY CASH FLOW
ACTIVITIES:

Cash paid during the period for:

Income taxes	$6,791	$11,523	$15,955

Interest	$6,218	$8,694	$14,311

SCHEDULE A:
Subsidiary acquired (Tadiran - see Note 1B)

Estimated net fair value of assets acquired and liabilities
assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	$36,085	$-	-
Property, plant and equipment	17,954	-	-
Other long-term assets	63,063	-	-
Goodwill and other intangible assets	507,243	-	-
In-process R&D	16,560	-	-
Deferred income taxes	(67,360)	-	-
Long-term liabilities	(76,910)	-	-
Equity investment in Tadiran	(173,870)	-	-

	$322,765	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED U.S. dollars (in thousands)

Note 1 - GENERAL

A.	The accompanying financial statements have been prepared in a condensed format as of June 30, 2007, and for the three and six months then ended in accordance with generally accepted accounting principles in the United States “)U.S. GAAP”( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP, but which are not required for interim reporting purposes, have been condensed or omitted.

These statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2006.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2006 in order to conform to the current year’s presentation.

Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

B.	On April 26, 2007, the Company completed its Cash Tender Offer (“the Offer”) for the balance of the ordinary shares of Tadiran Communications Ltd. (“Tadiran”), which prior to the completion of the Offer was a publicly traded company in Israel, held 42% by the Company and recorded the investment as an equity investee. As a result, Tadiran became a private, wholly-owned subsidiary of the Company. The total amount paid by the Company for the Tadiran shares relating to the Offer was approximately $383 million. The results of Tadiran are consolidated in the Company’s financial statements commencing the beginning of the month after the date of completion of the Offer.

The table below summarizes the Preliminary Purchase Price Allocation (“PPA”), for the aggregate assets acquired, and liabilities assumed, in connection with the acquisition of the Tadiran shares as follows:

	Acquired share of book value in Tadiran	Excess cost	Total	Expected useful lives of excess cost
	(in thousands of U.S. dollars)
Working capital	$67,600	(17,400)	$50,200	Up to a quarter
Long-term assets and investments	44,100	1,100	45,200	20 years
Long-term liabilities	(53,000)	800	(52,200)	3 years
Brand name	5,700	18,200	23,900	15 years
Customer relationships and backlog	-	96,800	96,800	2-10 years
Technology	2,700	40,800	43,500	10 years
IPR&D	-	16,600	16,600	Immediate write-off
Deferred taxes	-	(35,100)	(35,100)
Goodwill	32,800	161,300	194,100	Indefinite - subject to
				annual impairment test
	$99,900	$283,100	$383,000

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED U.S. dollars (in thousands)

Note 1 - GENERAL (Cont.)

The assets and liabilities recorded in connection with the PPA for the Tadiran acquisition are based upon preliminary estimates of fair values for contracts in process, inventories, estimated costs in excess of estimated contract value to complete contracts in process in a loss position, contingent assets and liabilities, identifiable intangibles, goodwill, property, plant and equipment and deferred income taxes. Actual adjustment will be based on the final appraisals and other analysis of fair values, which are in process. The Company expects to complete the PPA during 2007. The Company does not expect the difference between the preliminary and final PPA for this business acquisition to have a material impact on its results of operations or financial position.

Following the acquisition of the Tadiran shares in the second quarter of 2007, the Company identified and wrote-off duplicated inventories and equipment and accrued termination costs in a total amount of $10,482, which was recorded as restructuring costs in the cost of revenues.

The following unaudited proforma data is based on historical financial statements of the Company and Tadiran and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the purchase of the shares been consummated prior to the beginning of the reported periods.

The proforma information reflects the results of the Company’s operations assuming that Tadiran’s results were included in the Company’s consolidated results prior to each of the reported periods and under the following assumptions:

(1)	Intangible assets (customer relationships, backlog, brand name and technology) arising from the acquisition of the Tadiran shares of approximately $228,000, net of related deferred taxes of approximately $57,000, is amortized over a period of 2-15 years.

(2)	Excess of cost over equity purchased allocated to real estate assets of approximately $1,800, net of related deferred taxes of approximately $450, is amortized over a period of 20 years.

(3)	The cost attributed to purchase IPR&D projects, in the amount of approximately $16,560, has been charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

(4)	Intercompany balances and transactions, if any, have been eliminated.

	Three months ended June 30,		Six months ended June 30,
	2006	2007	2007	2006
Proforma sales	$491,640	$407,383	$957,802	$811,176
Proforma income	$15,864	$14,500	$37,460	$32,823
Proforma earnings per share
Basic	$0.38	$0.35	$0.89	$0.80
Diluted	$0.37	$0.35	$0.88	$0.79

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED U.S. dollars (in thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except for the adoption of FASB Statement No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”).

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of January 1, 2007, our unrecognized tax benefit (“tax contingencies”) totaled $18,750. As a result of the implementation of FIN 48, our tax contingencies increased by $4,846, which were recorded as a reduction to retained earnings. We do not expect a significant increase or decrease in unrecognized tax benefits over the next 12 months.

We record interest related to our tax contingencies as income tax expense. Our January 1, 2007 tax contingencies include $2,450 of interest.

The Company and its subsidiaries are subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe. With respect to the Company and its major subsidiaries, we have completed the examinations by the tax authorities for tax years through 2000. Certain subsidiaries are under examination of the tax authorities for the years 2001-2005. The Company does not expect any adverse affect will result from their examination.

B.	Other new pronouncements issued but not effective as of June 30, 2007 are not expected to have a significant effect on the Company’s consolidated financial position or results of operations, with the possible exception of the following, which are currently being evaluated by management:

(1)	In February 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure eligible items at fair value at specific election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company beginning January 1, 2008. Management is currently evaluating the effect that adoption of this statement will have on the Company’s consolidated financial position and results of operations when it becomes effective in 2008.

(2)	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which defines fair value, establishes a framework for consistently measuring fair value under GAAP, and expands disclosures about fair value measurement. SFAS No. 157 is effective for the Company beginning January 1, 2008, and the provisions of SFAS No. 157 will be applied prospectively as of that date. Management is currently evaluating the effect that adoption of this statement will have on the Company’s consolidated financial position and results of operations when it becomes effective in 2008.

C.	The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED U.S. dollars (in thousands)

Note 3 - INVENTORIES, NET OF ADVANCES

	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
Cost of long-term contracts in progress	$454,625	$373,045
Raw materials	104,859	90,075
Advances to suppliers and subcontractors	45,060	41,037

	604,544	504,157

Less - Cost incurred on contracts in progress
deducted from customer advances	90,943	49,455

	513,601	454,702

Less -Advances received from customers	76,465	77,246
Provision for losses	8,492	5,494

	$428,644	$371,962

Note 4 - STOCK OPTION PLAN

In January 2007, the Company’s shareholders approved the Company’s 2007 Option Plan (the “Plan”) to employees of the Company and certain subsidiaries. The options include: (i) Regular Options — up to 1,250,000 options exercisable into 1,250,000 shares of the Company in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options — up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of the Company’s share during 30 trading days preceeding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the date the options are granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

(1)	Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)	An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)	The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The options expire five years from the grant date.

The Company grants options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED U.S. dollars (in thousands)

Note 4 - STOCK OPTION PLAN (Cont.)

A summary of the Company’s share option activity under the Plan and its previous stock option plan from 2000 is as follows:

	Six months ended		Year ended December 31,
	June 30, 2007		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding -
beginning of the year	167,460	$15.70	1,602,752	$12.83	2,130,257	$12.60
Granted	2,381,300	33.27	-	-	22,000	19.36
Exercised	(32,374)	16.28	(1,366,809)	12.40	(549,505)	12.38
Forfeited	(58,300)	33.10	(68,483)	12.55	-	-

Outstanding -
end of the period	2,458,086	$32.30	167,460	$16.45	1,602,752	$12.83

Options exercisable at
the end of the period	64,711	$15.65	75,085	$15.70	1,470,752	$12.47

Aggregate intrinsic value of outstanding options as of June 30, 2007, related to the above mentioned option plans amounts to $25,500. The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the second quarter of 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2007. This amount changes based on the fair market value of the Company’s stock.

Compensation expenses, related to the above mentioned option plans, net amounting to $2,161 were recorded in the six months ended June 30, 2007. The expenses were recorded based on SFAS No. 123(R) and SAB 107. As of June 30, 2007, there was approximately $18,000 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of four years.

Note 5 - COMMITMENTS AND CONTINGENT LIABILITIES

On July 4, 2007, the Company announced it was advised that a claim was filed by certain minority shareholders of ImageSat International N.V. (“ImageSat”). The claim was filled in the United States District Court for the Southern District of New York against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), the Company and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elbit Systems Electro-Optics Elop Ltd. (“Elop”) holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. ImageSat is engaged in the operation of satellites and in providing satellite imagery. IAI has manufactured and supplied ImageSat two satellites. Elop has manufactured the cameras for those satellites, as IAI’s sub-contractor. The claim contains various allegations that the defendants allegedly breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs, who are certain of ImageSat’s minority shareholders. The claim alleges various causes of action and damages aggregating hundreds of millions of dollars, not all of which are alleged against Elbit Systems and/or each of the former or current ImageSat directors. Based on a preliminary analysis, the Company believes it has good defenses to the claim.

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